

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

January 8, 2010

Davis P. Stowell
President
Grace Property Management, Inc.
55 Brookville Road
Glen Head, New York 11545

> **Re: Reeves Telecom Limited Partnership**
> **Form 8-K, Item 4.01**
> **Filed on January 7, 2010**
> **File No. 000-09305**

Dear Mr. Stowell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K, Item 4.01

1. Please amend your Form 8-K to state whether your former auditor resigned, declined to stand for re-election, or was dismissed. In addition, disclose the date your relationship ended.

2. We note you have engaged the accounting firm of Frazer Frost, LLP (Frazer Frost) as your independent accountant. We also note that Frazer Frost, LLP is not registered with the Public Company Accounting Oversight Board (PCAOB);

however, the firm has advised you that such registration is in process. Please tell us the date that Frazer Frost applied for registration with the PCAOB. Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. To the extent that Frazer Frost is not registered with the PCAOB, you must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

* * * *

As appropriate, please respond to this comment within five business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Senior Staff Accountant